Contact

www.linkedin.com/in/
michaelkirksey (LinkedIn)

Top Skills

R&D
Executive Management
Managerial Finance

Languages

English
Spanish

Certifications

Guy Kawasaki on Entrepreneurship

Michael Kirksey

Business Development and Finance Executive
Cave Creek, Arizona, United States

Summary

I work with natural resource and bio based products through start-up and small cap companies. I've helped these companies by building relationships with stakeholders, managing products and creating the finance/funding function.

Experience

Biodel AG Inc.
CFO/EVP
2016 - Present (6 years)

Self Employed
Management Consultant
January 2002 - Present (20 years 8 months)
Phoenix, AZ

Providing finance/economic/technical/marketing feasibility and support to several startups in central Arizona. These companies are focused on sustainability, lowered energy burdens or waste stream utilization in natural resources.

Spheric Technologies, Inc.
Vice President
November 2004 - October 2012 (8 years)

General Manager, Business Development leader and CFO for startup using high-temperature microwave heating technology in metals/ceramics/mining industries. Spheric commercialized university research and built cooperative relationships with international research and applications companies in this field, and sold equipment to or did contract research for companies ranging from startups to Fortune 500.

Rowpar Pharmaceuticals
President, Director of Finance, Financial Analyst
October 1996 - December 2001 (5 years 3 months)
Scottsdale, AZ

President and Director of Finance for pharmaceutical developer and marketer. Successes here included the rebuild of an licensing agreement that increased international sales by 50% in the 1st year, the adoption of a 15 person manufacturer's rep team that increased domestic sales and the reduction of headcount and installation of new software in the accounting group.

GroMax Agricultural Services
Vice President
October 1991 - October 1996 (5 years 1 month)
Chandler, AZ

Co-Founder, Board member, operating executive for innovative irrigation design/engineering, sales, installation and service firm. Acted as top finance and operating officer.

Education

Arizona State University
MBA, Finance

Chandler High School

University of Arizona
BS, Microbiology/Agricultural Science

University of Arizona
Bachelor of Science - BS, Agriculture/Chemistry